SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934



                       Baldwin Piano & Organ Company
                           (Name of Issuer)

                     Common Stock (par Value $.01)
                    (Title of Class of Securities)


                              058246109
                           (CUSIP Number)


                           Leslie M. Kratter
                    Franklin Advisory Services, LLC
                         One Franklin Parkway
                     San Mateo, California 94403-1906
                           (650) 312-4018

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           August 13, 2002
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Advisory Services, LLC


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]


3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    373,600 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    373,600 (See Item 5)

10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    373,600 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.8%


14. TYPE OF REPORTING PERSON

    IA

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    373,600 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.8%

14. TYPE OF REPORTING PERSON

    HC

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]


3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    373,600 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.8%

14. TYPE OF REPORTING PERSON

    HC

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    373,600 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.8%

14. TYPE OF REPORTING PERSON

    HC

Item 1.  Security and Issuer

This statement relates to the Common Stock (the "Common Stock ") of Baldwin Piano & Organ Company (the "Issuer"). The Issuer's principal executive offices are located at 4680 Parkway Drive, Suite 200, Mason, OH 45040-7198.

Item 2. Identity and Background

        (a) Name:

            Franklin Advisory Services, LLC (FAS)

        (b) State of Organization:

            Delaware

        (c) Principal Business:

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to a number of the open-end investment companies in the Franklin Templeton Group of Funds.

            Address of Principal Business/Principal Office:

            One Parker Plaza, 9th Floor
            Fort Lee, NJ  07024

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Franklin Resources, Inc. (FRI)

        (b) State of Organization:

            Delaware

        (c) Principal Business:

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative, and distribution services to the open and closed- end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products.



   Address of Principal Business/Principal Office:

One Franklin Parkway
San Mateo, CA 94403-1906

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Charles B. Johnson

        (b) Business Address:

            Franklin Resources, Inc.
                One Franklin Parkway
            San Mateo, California 94403-1906

        (c) Principal Business:

Chairman of the Board/Chief Executive Officer/Member - Office of the Chairman/Director/Principal Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin Templeton Group of Funds, managed accounts and other investment products.


        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Rupert H. Johnson, Jr.

        (b) Business Address:

            Franklin Resources, Inc.
                One Franklin Parkway
            San Mateo, California 94403-1906

        (c) Principal Business:

Vice Chairman/Member - Office of the Chairman/Director/Principal Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

Senior Vice President, FAS

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None


Item 2. Identity and Background

(a) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $1,425,145.18 (including brokerage commissions). All such funds were provided by FASs advisory clients.


Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by FAS's advisory clients for the purpose of investment. Neither FAS, nor any executive officer or director of FAS, has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FAS's clients for the purpose of investment.


FAS has caused two of its clients (Franklin Balance Sheet Investment Fund and Franklin MicroCap Value Fund) to join (1) with other participating shareholder plaintiffs (2) with the debtors estates of Baldwin Piano & Organ Company, and
(3) with the official Committee of the Unsecured Creditors of Baldwin Piano & Organ Company to bring action in the U.S. Bankruptcy Court for the Southern District of Ohio against certain former directors of Issuer for breach of fiduciary duty. Damages are alleged because of material misstatements and omissions of material fact made by defendants in violation of Section 10(b) of the Securities and Exchange Act of 1934 and the rules promulgated thereunder.

In connection with that litigation, the shareholder plaintiffs including FAS two clients, now intend to enter into a formal Sharing Agreement substantially in the form of the Exhibit submitted herewith. The Sharing Agreement, which must still receive court approval before becoming effective, spells out (1) the various obligations of the parties to share the funding of expenses; (2) the various priorities between the parties to recover their respective expenses; (3) terms by which any recovered damage awards in excess of expenses will be divided among the parties.

FAS has previously contributed funds to assist in financing the forensic investigation to determine the viability of mounting such litigation. FAS expects to contribute funds to support the obligations contemplated by the Sharing Agreement pursuant to its terms, assuming the Agreement is approved by the court. FAS expects further to enter into strategic discussions among participating shareholders and to contribute to the decision making process of the litigation.

In the future, FAS may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FAS may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FAS's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FAS nor any executive officer or director of FAS, has any present plans or proposals, which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix)    any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

(a-b) FASs advisory clients are the owners of 373,600 shares of the Common Stock representing approximately 10.8% of the outstanding shares of Common Stock. Since FASs advisory contracts with its clients grant to FAS sole investment power over the securities owned by its advisory clients, FAS may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the 1934 Act), the beneficial owner of the securities covered by this statement.

Franklin MicroCap Value Fund, one of the series comprising Franklin Value Investors Trust, an open-end investment company registered under the Investment Company Act of 1940, is an advisory client of FAS. Franklin MicroCap Value Fund may be deemed to be the beneficial owner of 373,600 Shares representing approximately 10.8% of the outstanding Common Stock of the Issuer.

FAS is a limited liability company the managing member and sole member of which is Franklin/Templeton Distributors, Inc. which is a wholly-owned subsidiary of FRI. Charles B. Johnson and Rupert H. Johnson, Jr. (the Principal Shareholders) each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. However, no investment advisory personnel of FRI subsidiaries other than FASs are involved in the investment management decisions of FAS. Moreover, FAS, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this statement owned by advisory clients of FRI subsidiaries.

Furthermore, FAS, FRI and the Principal Shareholders are of the view that they are not acting as a group for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the beneficial ownership of securities held by any of them or by any persons or entities advised by FRI subsidiaries.






(c) There were no transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FAS have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such persons knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7. Materials to be Filed as Exhibits

Exhibit A  Executive Officers and Directors of Reporting Persons

Exhibit B  Sharing Agreement


























After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


August 13,2002


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.


S\LESLIE M. KRATTER




By: Leslie M. Kratter

Senior Vice President and Secretary, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D

Franklin Advisory Services, LLC
(Registrant)


By: Franklin/Templeton Distributors, Inc.
Its: Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER
Secretary





JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on August 13, 2002.


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.


S\LESLIE M. KRATTER




By: Leslie M. Kratter

Senior Vice President and Secretary, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D


Franklin Advisory Services, LLC
(Registrant)


By: Franklin/Templeton Distributors, Inc.
Its: Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER
Secretary


POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.


Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address

Bruce Baughman
Senior Vice President  FAS
FAS

Jennifer J. Bolt
Vice President - FRI
FRI

Harmon E. Burns
Vice Chairman/Member - Office of the Chairman/Director - FRI
FRI

Lawrence M. Chew
Assistant Secretary  FRI
FRI

Martin L. Flanagan
President/Member - Office of the President, CFO & COO - FRI Chief Financial Officer - FAS
FRI

Barbara J. Green
Vice President/Deputy General Counsel - FRI
FRI

Donna S. Ikeda
Vice President - Human Resources - FRI
FRI

Charles B. Johnson
Chairman of the Board/Chief Executive Officer/Member - Office of the Chairman/Director/Principal Shareholder - FRI
FRI

Charles E. Johnson
President/Member - Office of the President/Director  FRI
FRI

Gregory E. Johnson
President/Member - Office of the President  FRI
FRI

Rupert H. Johnson, Jr.
Vice Chairman/Member - Office of the Chairman/Director/Principal Shareholder
FRI
Senior Vice President - FAS
FRI

Harry O. Kline
Director - FRI
6501 Red Hook Plaza, #201, St. Thomas, VI 00802

Leslie M. Kratter
Senior Vice President/Secretary  FRI
Secretary - FAS
FRI

Kenneth A. Lewis
Vice President  FRI
FRI

William J. Lippman
Senior Vice President  FRI
President - FAS
FAS

James A. McCarthy
Director - FRI
Private Investor
101 California Street, Suite 1400, San Francisco, CA  94111

Margaret McGee
Vice President  FAS
FAS

Robert C. Rosselot
Assistant Secretary  FRI
FRI

Peter M. Sacerdote
Director - FRI
Limited Partner/Chair of Investment Committee, Goldman, Sachs Group, L.P., Investment banking
Goldman, Sachs & Co. 85 Broad Street, New York, NY 10004

Laura Seidman
Assistant Secretary  FRI
FRI

Murray L. Simpson
Executive Vice President/General Counsel - FRI
FRI

Charles R. Sims
Vice President- Finance, Chief Accounting Officer and Treasurer  FRI
Treasurer  FAS
FRI

Anne M. Tatlock
Vice Chairman/Member - Office of the Chairman/Director - FRI
FRI


Donald Taylor
Senior Vice President - FAS
FAS

Louis E. Woodworth
Director - FRI
Private Investor/President, Alpine Corp.
Alpine Corp., 1505 7th Avenue, Seattle, WA 98119


FRI    Franklin Resources, Inc.
       One Franklin Parkway
       San Mateo, CA 94403-1906

Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

FAS   Franklin Advisory Services, LLC
      One Parker Plaza, 9th Floor
      Ft. Lee, NJ 07024

An investment adviser to a number of the open-end investment companies in the Franklin Templeton Group of Funds.































Exhibit B

                SHARING AGREEMENT

This Agreement made this ____ day of _______, 2002, by, between and among Dwights Piano Co., formerly known as Baldwin Piano & Organ Company (_Dwights_), Rudys Piano Co., formerly known as The Wurlitzer Company (_Rudys"), and Dwights Piano Trading Co., formerly known as Baldwin Trading Company (_Trading_), debtors and debtors-in-possession in the jointly administered cases known as Case No. 01-13951 in the United States Bankruptcy Court for the Southern District of Ohio (the _Bankruptcy Case"); the Official Committee of Unsecured Creditors (the "Committee") in the Bankruptcy Case; and Bolero Investment Group, Inc., The Cameron Baird Foundation, Franklin Balance Sheet Investment Fund, Franklin MicroCap Value Fund, Herbert Denton, and Mission Bay Investments, Inc. (the "Participating Shareholders"). Dwights, Rudys, Trading, the Committee, and the Participating Shareholders shall individually be referred to herein as a _Party_ and collectively as the _Parties_.
WHEREAS, on May 31, 2001 (the _Petition Date_), Dwights, and its wholly-owned subsidiaries, Rudys and Trading (collectively the _Debtors_) each filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the _Bankruptcy Code_); WHEREAS, substantially all of the operating assets of the Debtors were sold on November 9, 2001, to Gibson Piano Ventures, Inc., as designee of General Electric Capital Corporation ("GECC"), pursuant to the credit bid approved in the order filed as Docket No. 310 in the Bankruptcy Case (the "Sale Order"), as modified by Docket No. 444; and certain assets excluded from the sale were the subject of separate sale motions and have also been sold in the Bankruptcy Case, with the net proceeds of these sales being paid to GECC;


WHEREAS, the Debtors estates have certain avoidance claims (the _Avoidance Actions_), including preference and fraudulent transfer claims; WHEREAS, the Debtors' estates have claims against the Debtors former officers and directors and pre-petition professionals that are referred to herein and in the Sale Order as the Other Actions (the _Other Actions_); WHEREAS, the Debtors estates may have claims against third parties in addition to the Avoidance Actions and the Other Actions; WHEREAS, the Sale Order provided that GECC would have the first right to pursue the Other Actions, but in the event that litigation was not commenced prior to April 15, 2002, the Committee would have the right of control, investigation and pursuit of the Other Actions; WHEREAS, the Participating Shareholders have claims arising out of or relating to their ownership of stock in the Debtors which are independent of those held by the Debtors' estates (the "Participating Shareholder Claims"); WHEREAS, the Participating Shareholders own a majority of Dwights outstanding shares; WHEREAS, the Participating Shareholders have underwritten a preliminary investigation of the Participating Shareholder Claims, and expended certain costs in connection with this investigation; WHEREAS, all fees and costs associated with this initial investigation have been paid by the Participating Shareholders; WHEREAS, because GECC did not commence litigation with respect to the Other Actions by the April 15, 2002 deadline, the Committee has the right under the Sale Order to pursue the Other Actions on behalf of the Debtors estates;

WHEREAS, the Parties agree that it is in the best interest of all Parties that the Other Actions and the Participating Shareholder Claims should be pursued jointly pursuant to the terms of this Sharing Agreement; and WHEREAS, the Parties agree that it is to their mutual benefit to share information, retain joint counsel, and jointly pursue their claims against the former officers and directors and pre-petition professionals of the Debtors. THEREFORE, the Parties agree as follows:
1. This Sharing Agreement is subject to the approval of the Bankruptcy Court. No provision hereof shall become effective without the approval of the Bankruptcy Court, and all provisions shall become immediately effective upon approval of the Bankruptcy Court.
2. Subject to the approval of the Bankruptcy Court, the Committee and the Participating Shareholders shall retain Strauss & Troy, a Legal Professional Association, on the terms set forth in the Application of the Official Committee of Unsecured Creditors to Employ Strauss & Troy ("Joint Counsel") as Counsel for a Limited Purpose (Doc. No. 454) (the "Employment Application") to pursue the Other Actions and the Participating Shareholder Claims. Compensation shall be paid to Joint Counsel on a contingent basis, with Joint Counsel receiving twenty percent (20%) of first $20 million recovered, and twenty-five percent (25%) of recoveries in excess of $20 million. To the extent provided hereinbelow and in the Employment Application, Joint Counsel shall also be reimbursed for all out-of-pocket costs and expenses, including fees for experts. Provision for the advancement of costs and expenses shall be as set forth in section 7 below. To the extent that is necessary to employ other counsel to pursue the Other Actions and the Participating Shareholder Claims, the terms of the employment shall be substantially similar to those set forth in the Employment Application.

3. The Participating Shareholders will not bring any claims arising out of or relating in any way to their ownership of stock in the Debtors other than the proceeding or proceedings which will be filed pursuant to this Sharing Agreement.
4. The Participating Shareholders will share their initial investigation and any related information obtained by them with the Committee and Joint Counsel for use in pursuing the Other Actions and the Participating Shareholder Claims.
5. Any settlement or voluntary dismissal of any case brought pursuant to this Sharing Agreement must first be approved by unanimous agreement of the Parties, with the Debtors having one vote, the Committee having one vote, and the Participating Shareholders collectively having one vote (to be determined by a majority thereof). Any such disposition shall also be subject to Bankruptcy Court approval in the Bankruptcy Case.
6. The Debtors and the Committee shall retain all of their rights with respect to the Avoidance Actions and any claims held by the Debtors estates against third parties other than the Other Actions. Except to the extent of the Other Actions, the Participating Shareholders shall continue to have no rights in or to the Avoidance Actions and any other claims held by the Debtors' estates, except to the extent of their right to receive a return on account thereof as the holder of an equity interest in the Debtors. 7. The Committee shall cause the Debtors' estates to contribute $150,000, and the Participating Shareholders shall contribute $100,000 (in addition to any amounts already expended in connection with their initial investigation or otherwise) of an initial $250,000 to be paid to Joint Counsel to fund the expenses of Joint Counsel in pursuing the Other Actions under this Sharing Agreement. Expenses in excess of $250,000 and up to $350,000 shall be borne by Joint Counsel until distribution of proceeds pursuant to Section 8 below. The Committee shall cause the Debtors Estates to contribute the next $50,000, for expenses in excess of $350,000 and up to $400,000. For expenses in excess of $400,000, the Committee shall cause the Debtors (with the approval of the Bankruptcy Court) to contribute seventy percent (70%) of such expenses and the Participating Shareholders shall contribute thirty percent (30%) of such expenses. The individual members of the Committee will not be responsible for making payment of or otherwise be individually liable for any costs or fees of to Joint Counsel, but rather the Committees commitment with respect to costs is subject to the availability of funds in the Debtors estates.
8.      The proceeds of the Other Actions and the Participating
Shareholder Claims shall be distributed as follows:
A. First: Payment of litigation fees and reimbursement of expenses shall be made pro rata to the following:
a) Joint Counsel will be paid its fees as set forth in section 2;

b)      Participating Shareholders will be
reimbursed their out-of-pocket
expenditures for the cost of their initial investigation;

c)      Participating Shareholders and the
Debtors estates will be reimbursed their out-of-pocket contributions as set forth in section 7;

d)      Joint Counsel will be reimbursed its
out-of-pocket expenses (those in excess of $250,000 and less than $350,000 as set forth in section 7);

e) Taft, Stettinius & Hollister LLP (Debtors counsel) and Baker & Hostetler LLP (Committees counsel) will be paid their respective fees related to this Sharing Agreement and the Other Actions (on an hourly basis) and reimbursed for their out-of-pocket expenses (subject to Bankruptcy Court review and approval); and

f) Frank Llaca (the Debtors Designated Person) will be reimbursed for his out-of-pocket expenses incurred after the date of approval hereof by the Bankruptcy Court and will be paid a fee for his services related to this Sharing Agreement and the Other Actions equal to one percent (1%) of the proceeds of the Other Actions and the Participating Shareholder Claims.

B. Second: After payment of amounts described in section 8A above, the remaining proceeds shall be disbursed seventy percent (70%) to the Debtors estates (one-half of which shall be subject to GECCs remaining secured claims, if any, and one-half of which shall be subject to the carve-out for the benefit of the Debtors estates described in paragraph J(5) of the Sale Order) and thirty percent (30%) pro rata to the Participating
Shareholders.
9. To effectuate the distributions described in paragraph 8B, the Debtors must, as a condition precedent to the effectiveness of this Agreement, obtain approval by the Bankruptcy Court of the transfer from the Debtors estates to the Participating Shareholders of the right to receive 30% of the net proceeds of the Other Actions. The transfer will be of 15% of the Other Actions subject to the remaining secured claims of GECC, if any, and 15% of the Other Actions that are subject to the carve-out for the benefit of the Debtors estates described in paragraph J(5) of the Sale Order. The transfer must, as a condition precedent to the effectiveness of this Agreement, be authorized free and clear of all liens, claims, interests and encumbrances of GECC and the Debtors estates pursuant to an order of the Bankruptcy Court. 10. Upon approval of this Agreement, the 30% share of the net proceeds of the Other Actions to be received by the Participating Shareholders shall be free and clear of any lien, claims, encumbrances and interests held by GECC or the Debtors estates. Similarly, the Participating Shareholder Actions shall, to the extent of the right of the Debtors estates to receive 70% of the net proceeds thereof through the Sharing agreement, constitute proceeds (subject to the carve-out for the benefit of the Debtors estates described in Paragraph J(5) of the Sale Order) of the collateral securing GECCs remaining secured claim, if any; which proceeds will be received by the Debtors estates in exchange for the transfer to the Participating Shareholders of the right to receive 30% of the net proceeds of the Other Actions.
11. Proceeds received by the Debtors Estates on account of the Other Actions and the Participating Shareholder Claims shall not be distributed except pursuant to an order of the Bankruptcy Court. 12. The Participating Shareholders covenant that they have paid the costs in connection with the investigation described in the recitals above. 13. This Agreement shall be construed and interpreted, and the rights of the Parties determined in accordance with, the laws of the State of Ohio. Each Party irrevocably consents to the service of any and all process in any action or proceeding arising out of or relating to this Agreement by the mailing of copies of such process by first class mail at the address identified on the signature lines hereto. The Parties irrevocably submit to the exclusive jurisdiction of the United States Bankruptcy Court (or any court exercising appellate jurisdiction over the Bankruptcy Court) (collectively, the "Bankruptcy Court") over any dispute arising out of or relating to this Agreement or any other agreement or instrument contemplated hereby or entered into in connection herewith or any of the transactions contemplated hereby or thereby and any such dispute shall be deemed to have arisen in the State of Ohio. Each Party hereby irrevocably agrees that all claims in respect of such dispute or proceeding may be heard and determined by the Bankruptcy Court. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum in connection therewith. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY, WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT POWER, PRIVILEGE OR PREROGATIVE TO DEMAND A JURY TRIAL IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR IN ANY WAY CONNECTED TO THE EXECUTION, DELIVERY AND/OR ENFORCEMENT OF THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY CLAIMS, CROSS-CLAIMS OR THIRD-PARTY CLAIMS. 14. This Agreement and any order approving the terms hereof shall supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by on or behalf of the Party to be bound thereby and approved by the Bankruptcy Court. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
15. No person other than the Parties and the Debtors' estates shall have any rights or claims under this Agreement.
16. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
17. Each Party has been represented by counsel of its choice in negotiating this Agreement. This Agreement shall therefore be deemed to have been negotiated and prepared at the joint request, direction and construction of the Parties, at arms-length, with the advice and participation of counsel, and will be interpreted in accordance with its terms without favor to any Party.
18. Excepting the specific provisions herein with respect to the rights of the Participating Shareholders, nothing contained in this Agreement shall alter or otherwise modify the rights, if any, that are held by any shareholder of the Debtors which are independent of those held by the Debtors' estates.
19. Nothing contained herein is intended to create or should be interpreted or otherwise construed as creating an inference, admission, or acknowledgment that
(i) GECC continues to hold secured claims or other claims of any sort against the Debtors estates, (ii) GECCs claims against the Debtors estates have not been satisfied, (iii) GECCs claims are not subject to subordination or reconsideration, or (iv) GECC is or will be entitled to receive any portion of the proceeds of the Other Actions or the Participating Shareholder Actions under this Sharing Agreement or otherwise. N WITNESS WHEREOF, the Parties hereto have hereunto set their hands as of the date and year first above written.

---------------------------------------
DWIGHT'S PIANO CO.
Name:   Francisco G. Llaca, Jr.
Title: Designated Responsible Person
Address:        Fiduciary Holding, Inc.
10691 North Kendall Drive
Suite 307
Miami, FL  33176


---------------------------------------
RUDY'S PIANO CO.
Name:   Francisco G. Llaca, Jr.
Title:  Designated Responsible Person
Address:        Fiduciary Holding, Inc.
10691 North Kendall Drive
Suite 307
Miami, FL  33176






---------------------------------------
DWIGHT'S PIANO TRADING CO.
Name: Francisco G. Llaca, Jr.
Title:  Designated Responsible Person
Address:        Fiduciary Holding, Inc.
10691 North Kendall Drive
Suite 307
Miami, FL  33176

-----------------------------------------
THE OFFICIAL COMMITTEE OF UNSECURED
    CREDITORS
Name:           Robert Kleinman
Title:          Committee Chairperson
Address:        Ross & Hardies
150 North Michigan Avenue
Suite 2500

-----------------------------------------
BOLERO INVESTMENT GROUP, INC.
Name:
Title:
Address:

---------------------------------------
THE CAMERON BAIRD FOUNDATION
Name:
Title:
Address:

-----------------------------------------
FRANKLIN BALANCE SHEET INVESTMENT FUND
Name:
Title:
Address:

------------------------------------------
FRANKLIN MICROCAP VALUE FUND
Name:
Title:
Address:

-----------------------------------------
HERBERT DENTON
Address:

-----------------------------------------
MISSION BAY INVESTMENTS, INC.
Name:  CURT CARTER
Title:
Address: